

Mail Stop 3720

April 8, 2016

Mr. Kia Jing Tan
Chief Financial Officer
Ambow Education Holding Ltd.
18th Floor, Building A, Chengjian Plaza, No. 18
BeiTaiPingZhuag Road, Haidian District
Beijing 100088
People's Republic of China

   Re: Ambow Education Holding Ltd.
     Form 20-F for Fiscal Year Ended December 31, 2014
     Filed April 21, 2015
     File No. 001-34824

Dear Mr. Tan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terry French for

         Larry Spirgel
         Assistant Director
         AD Office 11 – Telecommunications

Cc: Norwod P. Beveridge, Esq., Loeb & Loeb, LLP
  Tahra Wright, Esq., Loeb & Loeb, LLP
  Lawrence Venick, Esq., Loeb & Loeb, LLP